UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Change in Exploration and Production Executive Office

Rio de Janeiro, January 7, 2019 - Petróleo Brasileiro S.A - Petrobras, in addition to the press release disclosed on January 4, 2019, informs that its CEO Roberto da Cunha Castello Branco, finalizing the changes proposed in his current Executive Board, appointed Mr. Carlos Alberto Pereira de Oliveirato to the Exploration and Production Executive Office.

The dismissal of Mrs. Solange da Silva Guedes, current Chief Exploration and Production Executive Officer, will be timely forwarded to the approval of the Company’s Board of Directors.

The company is grateful for the dedication of Mrs. Solange Guedes through over thirty-three years in Petrobras´ Exploration and Production department and her important work as head of this Office since 2015.

The nominee will be submitted to internal corporate governance procedures, including the respective conformity and integrity analyzes necessary for the company’s succession process, and forwarded to the Appointments, Remuneration and Succession Committee and subsequent deliberation of the Board of Directors, in attention to the provisions of arts. 30, V and 36, § 1, II of the Company’s Bylaws.

Mr. Carlos Alberto Pereira de Oliveira holds a degree in Mechanical Engineering from Instituto Militar de Engenharia and Business Administration from Universidade Federal do Rio de Janeiro. He has a Master’s degree in Finance and Investment Analysis from Pontifĺcia Universidade Católica do Rio Janeiro. He has been working at Petrobras for 38 years, where he joined in 1981, having become a specialist in Petroleum Engineering. Since 1999, he has held executive positions related to senior management at companies from Petrobras Group, as Executive Manager in the Exploration and Production department (1999 to 2002), Oil and Gas Exploration and Production Director at Petrobras Energia S.A in Argentina (2003 to 2008), Executive Manager of Technical Support in the International department (2008 to 2012), Production Development Executive Manager (2012 and 2016) and Executive Manager in the Strategy department in 2016. He currently leads Portfolio Management, Partnerships and Performance in Petrobras Exploration and Production Office.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer